FORM 6-K/A
(Amendment No. 1)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of July, 2005

000-29880
(Commission File Number)

Virginia Gold Mines Inc.
(Translation of registrant’s name into English)

Suite 200, 116 St-Pierre
Quebec City, QC, Canada G1K 4A7
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

EXPLANATORY NOTE

Virginia Gold Mines Inc. (the “Company”) hereby amends the Form 6-K furnished to the Commission on July 20, 2005 (the “July Form 6-K”) by replacing in their entirety the Company’s interim financial statements as at and for the three-month period ended May 31, 2005, as furnished under cover of the July Form 6-K, with the restated interim financial statements included herewith. Further information concerning the restatements is included in Note 1 to the restated interim financial statements. No changes were made to any of the other documents furnished under cover of the July Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Gold Mines Inc.
(Registrant)

Date : December 7, 2005 Form 6-K	By: Amélie Laliberté Name: Amélie Laliberté Title: Manager Investor Relations

EXHIBIT INDEX

Exhibit 1	Description Interim Financial Statements of the Company (Unaudited) as at May 31, 2005 and for the Three Months Ended May 31, 2005